UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

MINUTES OF THE 44th EXTRAORDINARY SHAREHOLDERS MEETING

HELD ON JULY 16, 2015

1. DATE, TIME AND VENUE: Held on July 16, 2015, at 11:00 a.m., at Telefônica Brasil S.A.’s (“Telefônica Brasil” or “Company”) headquarters, at Avenue Eng. Luiz Carlos Berrini, nº 1376, 20º floor, auditorium, Cidade Monções neighbourhood, in the capital of the state of São Paulo.

2. CALL NOTICE: Convocation held by Call Notice published in the Official Gazette of the State of São Paulo in the editions of June 26, 27 and 30, 2015 (Business - pages 45, 27 and 11, respectively) and in Valor Econômico, in the editions of June 26, 27/28/29 and 30, 2015 (pages A8, B8 and B9, respectively).

3. ATTENDANCE: Shareholders representing more than 94% (ninety-four percent) of the common shares and more than 29% (twenty-nine percent) of the preferred shares of the Company, as per the records and signatures in the Shareholders’ Attendance Book no. 002, page 92 front and back, achieving the legal quorum to install this Meeting and resolve on the matters on the Agenda.

4. PRESIDING BOARD: Carolina Simões Cardoso – Chairman and Renata Marçal Vieira – Secretary.

5. AGENDA: approve the election of an alternate member for the Company's Fiscal Board, to fill the position left vacant on June 25, 2015.

6. DELIBERATIONS: The Chairman explained that the minutes of the Meeting would be drawn up in the summary of the facts, only containing the transcription of resolutions taken, pursuant to article 130, § 1 of the Law of Corporations, and reported that documents or proposals, explanations of vote or dissent on matters to be resolved should be submitted in writing to the Presiding Board. In addition, the Chairman explained that the documents and information relating to the matters to be discussed in this Meeting were over the table and that such documents were made available to shareholders at the Company's headquarters and on the websites of Comissão de Valores Mobiliários (www.cvm.gov.br), BM&FBOVESPA - Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br) and Company (www.telefonica.com.br/ir), since the publication of the Call Notice, in accordance with the provisions of the Law of Corporations and applicable CVM Instructions.

Minutes of the 44th ESM (Pg. 1)

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

The Chairman clarified that, as known to all, the Meeting had as its main objective to discuss and approve the election of an alternate member for the Company's Fiscal Board, to fill the position left vacant on June 25, 2015.

The shareholders reviewed the matters on the agenda and decided to approve, by unanimous vote of those present and entitled to vote, the election of Ms. Fabiane Reschke, Brazilian, divorced, lawyer, bearer of Identity Card RG No. 100.553.254-2 and CPF/MF under No. 544.284.590-68, resident and domiciled in the city of São Paulo, State of São Paulo, with address at Rua Indiana, 527, apt. 141, Brooklin, CEP 04562-000, São Paulo, State of São Paulo, as an alternate member of the Fiscal Council, occupying the position left vacant since June 25, 2015 by Mr. Clovis Azeredo Travassos Filho. The mandate of the Fiscal Counsellor elected herein correspond to the remaining term of office of the replaced counsellor, that is, until the Annual General Shareholders’ Meeting to be held in 2016.

It was also informed that the alternate member of the Fiscal Board elected herein was not convicted in the legal impediments to exercise the position of alternate member of the Fiscal Board and was able to sign the clearance certificate referred to in § 4 of art. 147 of Law 6,404/76. Said Counsellor will be invested in her respective office by signing the proper term, which will be filed at the Company's registered office.

7. CLOSURE: After conclusion of the agenda, the minutes were read, approved and signed, being recorded that the publication of the minutes will be made omitting the signature of shareholders present at the Meeting, pursuant to § 2 of article 130 of the Law of Corporations. São Paulo, July 16, 2015. SIGNATURES: Carolina Simões Cardoso - President of the Meeting; Renata Marçal Vieira - Secretary of the Meeting; SP Telecomunicações Participações Ltda., p.p. Carolina Simões Cardoso; Telefônica Internacional, S.A.U., p.p. Carolina Simões Cardoso; Telefônica Chile S.A., p.p. Carolina Simões Cardoso; Telefonica S.A., p.p. Carolina Simões Cardoso; represented by Citibank N.A., p.p. Paulo Roberto Esteves, the shareholders: CANADA PENSION PLAN INVESTMENT BOARD, STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS, WELLS FARGO ADVANTAGE DIVERSIFIED STOCK PORTFOLIO, WISDOMTREE GLOBAL EQUITY INCOME FUND, JAPAN TRUSTEE SERVICES BANK, LTD. STB BRAZIL STOCK MOTHER FUND, LVIP BLACKROCK EMERGING MARKETS RPM FUND, RUSSELL INSTITUTIONAL FUNDS, LLC - RUSSELL MULTI-ASSET CORE PLUS FUND, ADVANCED SERIES TRUST - AST GOLDMAN SACHS MULTI-ASSET PORTFOLIO, BRANDES INSTITUTIONAL EQUITY TRUST, UTAH STATE RETIREMENT SYSTEMS; represented by J.P. Morgan S.A. - Distribuidora de Títulos e Valores Mobiliários, p.p. Paulo Roberto Esteves, the shareholder: JPMORGAN FUNDS, FRANKLIN TEMPLETON INVESTMENT FUNDS.

Minutes of the 44th ESM (Pg. 2)

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

We certify that this is a faithful copy of the minutes of the 44th Extraordinary Shareholders’ Meeting, held on June 16, 2015, drawn up in the proper book.

Renata Marçal Vieira

Secretary

Minutes of the 44th ESM (Pg. 3)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 16, 2015	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director